DD 2/20/13

[redacted]

13011326

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SECURITIES ... ON

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 20 2013 REGISTRATIONS BRANCH

2/21/13

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville	NY	10570
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle (914) 433-3376
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/22/13

OATH OR AFFIRMATION

Angela Lavelle, swear (or affirm) that, to the ɛst of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of homasLloyd Capital LLC, as of ɪecember 31, 2012, are true and correct. I further swear (or affirm) that neither the company ɔr any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
ThomasLloyd Capital LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ThomasLloyd Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 15, 2013

ThomasLloyd Capital LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	35,441
Receivables		
Investment banking fees		195,122
Due from affiliate		1,315
Prepaid expenses and other assets		3,540
Total assets	$	235,418
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	17,155
Total liabilities		17,155
Member's equity		
Member's equity		218,263
Total member's equity		218,263
Total liabilities and member's equity	$	235,418

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

ThomasLloyd Capital LLC ("the Company"), a wholly-owned subsidiary of ThomasLloyd Global Asset Management (Americas), LLC (the Parent), is a broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and The Financial Industry Regulatory Authority (FINRA). The Company has agreed to limit its business to corporate finance and investment banking activities. The Company does receive trail commissions from mutual fund products. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity. The Company is organized as a limited liability company in the State of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Periodically during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Revenue - Investment banking revenue is recorded upon the close of the related transaction.

Concentration of Credit Risk - The Company is engaged in various investment banking, trading, and brokerage activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes - The Company is a Delaware limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2011 the Company did not have liability for unrecognized tax benefits.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent events - Management has evaluated the impact of all subsequent events through February 15, 2013 the date the financial statements were available to be issued and has determined that a subsequent event has occurred that requires disclosure in these financial statements. (See note 8)

3. RELATED PARTY

The Company has an expense sharing agreement with the Parent, whereby the Parent or an affiliate of the Company pay the operating expenses of the Company. All operating expenses paid by the Parent or an affiliate that are attributable to the Company which are not reflected in the Company's financial statements will be recorded by the Company on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

4. WARRANTS

During 2008, the Company received stock warrants of a privately-owned company, valued at zero, as part of an investment banking deal. The warrants expire at various dates through September 2013. At December 31, 2011, the Company believes that the warrants have no value and, accordingly, have reflected then at zero in the accompanying financial statements.

5. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital was $18,286 which was $13,286 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.94 to 1.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has no customer accounts.

7. NEW ACCOUNTING PROUNCEMENT

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.

8. SUBSEQUENT EVENT

On January 24, 2013 a capital withdraw of $65,000 was authorized by the Parent.

ThomasLloyd Capital LLC
Financial Statement
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ThomasLloyd Capital LLC
Financial Statement
December 31, 2012

ThomasLloyd Capital LLC
TABLE OF CONTENTS
December 31, 2012
